UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Thermon Group Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

88362T 103

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88362T 103		13G

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) CHS Private Equity V LP 20-1449448

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 88362T 103		13G

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) CHS Management V LP 20-1449400

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 88362T 103		13G

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) CHS Capital LLC 36-4204590

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 88362T 103	13G

Item 1.
	(a)	Name of Issuer Thermon Group Holdings, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 100 Thermon Drive, San Marcos, Texas 78666

Item 2.
(a)

Names of Persons Filing

This Amendment No. 1 to Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”):

(1)               CHS Private Equity V LP  (“CHS PE V”)

(2)               CHS Management V LP  (“CHS Management V”)

(3)               CHS Capital LLC  (“CHS Capital”)

each of which is referred to as a “Reporting Person,” or collectively, the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Amendment No. 1 to Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this Amendment No. 1 to Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this Amendment No. 1 to Schedule 13G shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Amendment No. 1 to Schedule 13G held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Amendment No. 1 to Schedule 13G.

In December 2012, each of the Reporting Persons distributed all of their remaining shares of Thermon Group Holdings, Inc. common stock to their respective partners or members, as applicable, on a pro rata basis.  In light of the change in beneficial ownership as reflected in this Amendment No. 1 to Schedule 13G, the Reporting Persons have no further reporting obligations on Schedule 13G with respect to their ownership of Common Stock of Thermon Group Holdings, Inc.

	(b)	Address of the Principal Office or, if none, Residence c/o CHS Capital LLC 10 South Wacker Drive, Suite 3175 Chicago, IL 60606
(c)

Citizenship
Each of CHS PE V and CHS Management V is a limited partnership organized under the laws of the State of Delaware.  CHS Capital is a limited liability company organized under the laws of the State of Delaware.

	(d)	Title of Class of Securities Common Stock, par value $0.001 per share
	(e)	CUSIP Number 88362T 103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(J).
Not applicable.

CUSIP No. 88362T 103	13G

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 0
(b) Percent of class: 0%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2013

CHS PRIVATE EQUITY V LP

	By:	CHS Management V LP,
its general partner
	By:	CHS Capital LLC,
its general partner

	By:	/s/ Michael L. Keesey
Michael L. Keesey
Chief Financial Officer

CHS MANAGEMENT V LP

	By:	CHS Capital LLC,
its general partner

	By:	/s/ Michael L. Keesey
Michael L. Keesey
Chief Financial Officer

CHS CAPITAL LLC

	By:	/s/ Michael L. Keesey
Michael L. Keesey
Chief Financial Officer

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

Each of the undersigned hereby agrees that the Schedule 13G, dated February 14, 2012 (the “Schedule 13G”), with respect to the common stock, par value $0.001 per share, of Thermon Group Holdings, Inc. is, and any amendments executed by us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an exhibit to the Schedule 13G and each such amendment.  Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date written below.

Date: February 14, 2012

CHS PRIVATE EQUITY V LP

	By:	CHS Management V LP,
its general partner
	By:	CHS Capital LLC,
its general partner

	By:	/s/ Michael L. Keesey
Michael L. Keesey
Chief Financial Officer

CHS MANAGEMENT V LP

	By:	CHS Capital LLC,
its general partner

	By:	/s/ Michael L. Keesey
Michael L. Keesey
Chief Financial Officer

CHS CAPITAL LLC

	By:	/s/ Michael L. Keesey
Michael L. Keesey
Chief Financial Officer